BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

January 10, 2012

VIA EDGAR

Kathleen Collins

Melissa Kindelan

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Baidu, Inc. (the “Company”)
Form 20-F and Form 20-F/A for Fiscal Year Ended December 31, 2010 (“2010 20-F”)
Filed March 29, 2011 and June 24, 2011, respectively
File No. 000-51469

Dear Ms. Collins and Ms. Kindelan:

This letter sets forth the Company’s responses to the comments contained in the letter dated January 6, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2010 20-F. The comments are repeated below and followed by the responses thereto.

Form 20-F for Fiscal Year Ended December 31, 2010

Note 12. Commitments and Contingencies

Litigation, page F-33

1. We note your additional proposed revisions for Note 12 in response to prior comments 3 and 4. Please further clarify such disclosure to address the determination of estimates on “reasonably possible” losses as specifically worded in ASC 450. In this regard, please revise your proposed disclosure to state, if true, that for many proceedings the company is currently unable to estimate the reasonably possible loss or a range of reasonably possible losses as proceedings are in the early stages, etc. Further, revise your disclosure with respect to the limited number of proceedings for which the company was able to estimate the reasonably possible loss or range of reasonably possible losses, to state, if true, that such estimates were immaterial.

In response to the Staff’s prior comment 12, comment 8, and comments 3 and 4 in the letters dated August 15, 2011, October 7, 2011 and December 9, 2011, respectively, the Company proposes to include in “Note 12—Commitments and Contingencies” in its future Form 20-F filings the following disclosure for legal contingencies, which is further revised in response to the Staff’s comment to read as follows (added text is underlined in bold and deleted text shown by strikethrough):

For many proceedings, the Company is currently unable to estimate the reasonably possible loss or a range of reasonably possible loss as the proceedings are in the early stages, and/or there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible loss cannot be made. However, the Company believes that such matters, individually and in the aggregate, when finally resolved, are not reasonably likely to have a material adverse effect on the Company’s consolidated results of operations, financial position and cash flows. With respect to the limited number of proceedings, for which the Company was able to ~~reasonably~~ estimate the reasonably possible loss or the range of reasonably possible loss, such estimates ~~of the loss or the range of loss is~~ were immaterial.

*        *        *         *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2010 20-F, please contact the undersigned at (86 10) 5992-8999 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740-4850.

Very truly yours,

/s/ JENNIFER LI
Jennifer Li
Chief Financial Officer

cc:	Robin Yanhong Li, Chairman and Chief Executive Officer, Baidu, Inc.
Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom
Joe Tsang, Partner, Ernst & Young Hua Ming

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